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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

FEB 28 2002
501

NAME OF BROKER-DEALER:

Second Street Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Millburn,Avenue, Suite 302A
(No. and Street)

Millburn (City) NJ (State) 07041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard M. Visci 973 912-9265
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) CA (State) 94105-2119 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard M. Visci, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c Second Street Securities, Inc., as c December 31, 2001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

NONE

JACQUELINE M. PEPE
Notary Public State of New Jersey
#2116372
Commission Expires October 6, 2003

Signature

President
Title

Notary Public
2/1/02

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Ten Almaden Boulevard
Suite 1600
San Jose CA 95113
Telephone (408) 817 3700
Facsimile (408) 817 7907

Report of Independent Accountants

To the Board of Directors and Shareholder of
Second Street Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income and comprehensive income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Second Street Securities, Inc. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

PRICEWATERHOUSECOOPERS

Second Street Securities, Inc.
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Ten Almaden Boulevard
Suite 1600
San Jose CA 95113
Telephone (408) 817 3700
Facsimile (408) 817 7907

Report of Independent Accountants

To the Board of Directors and Shareholder of
Second Street Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Second Street Securities, Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

Second Street Securities, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 2,860,441
Marketable securities	388,183
Receivables from broker-dealers	1,956,558
Prepaid expenses and other assets	498,876
Property and equipment, net	53,946
Deferred tax assets	9,483
Total assets	$ 5,767,487
Liabilities and Shareholder's Equity	
Liabilities:	
Payable to Parent	$ 2,620,226
Accounts payable and accrued liabilities	140,234
Taxes payable	638,373
Total liabilities	3,398,833
Commitments (Notes 4 and 7)	
Shareholder's equity:	
Common stock, $0.50 par value; 1,000 shares authorized, issued and outstanding	500
Additional paid-in capital	1,149,500
Unrealized loss on securities	(1,817)
Retained earnings	1,220,471
Total shareholder's equity	2,368,654
Total liabilities and shareholder's equity	$ 5,767,487

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed in November 1996 as a Delaware Corporation and is a wholly-owned subsidiary of Advent Software, Inc. (the "Parent"). The Company conducts business on behalf of its customers with clearing brokers. These customers are principally investment advisors, who are located throughout the United States of America.

The principal source of the Company's income is agency commissions generated from securities transactions executed for its customers to whom the Parent and other vendors provide portfolio management systems and data services. Research services expense in the Statement of Income represents amounts paid to the Parent or other vendors for services provided to the Company's customers.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of money market funds. The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. At December 31, 2001, $1,952,261 of cash and cash equivalents, consisting of money market funds, are held at one high credit quality financial institution.

Marketable securities

All of the Company's marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, reported in accumulated components of comprehensive income (loss) in shareholders' equity in the accompanying financial statement.

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Payable to Parent

Payable to Parent represents amounts due to Parent for providing portfolio management systems and data services to the Company's clients and amounts paid by Parent on behalf of the Company for normal operating costs and income taxes.

Commissions

Commission income and expenses are recorded on a trade-date basis as securities transactions occur.

Advertising costs

The Company expenses advertising costs as incurred.

Income taxes

The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in New Jersey. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax is remitted to the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years. The Company establishes a valuation allowance to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Equipment

At December 31, 2000, property and equipment consists of the following:

Computer equipment	$ 168,280
Less accumulated depreciation	114,334
Computer equipment, net	$ 53,946

4. Receivables from Broker-Dealers

The Company introduces customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of clearance agreements. Full

payment is required upon settlement of customer trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. As of December 31, 2000, amounts were owed to the clearing brokers by these customers, which were in connection with normal transactions. As of December 31, 2001, all such customer transactions were subsequently settled. Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral for the amounts owed. The proceeds of securities sold by customers are held by clearing brokers as collateral for securities owed.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,547,467, which exceeded the minimum requirement of $227,017 by $1,320,450. At December 31, 2001 the ratio of aggregate indebtedness to net capital was 2.20 to 1.

6. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	2001
Current:	
Accrued Liabilities	$ 12,978
Noncurrent:	
Depreciation and amortization	(3,495)
Net deferred tax assets	$ 9,483

7. Commitments

The Company leases office space under operating leases, which expire June 2002. Total future minimum lease payments under operating leases total $11,000, to be paid during the year ending December 31, 2002. The Company is currently negotiating leases for future periods.